Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 25, 2007

List of materials

Documents attached hereto:


i) Press release announcing AEGON and Sony Life to establish life insurance company in Japan


The Hague / Tokyo, January 25, 2007

AEGON and Sony Life to establish life insurance company in Japan

AEGON N.V. ("AEGON") and Sony Life Insurance Co., Ltd. ("Sony Life") today announce their intention to establish a life insurance company in Japan. The 50/ 50 joint venture will develop annuity products, initially focusing on variable annuity products, that will be distributed through Sony Life's Lifeplanner(R) channel as well as through banks and other financial institutions. Sony Life, distinguished for its extensive "life planning" consulting business, regards this joint venture opportunity with AEGON as a means for strengthening its "life planning" principle by broadening the range of product offerings. The partnership between AEGON and Sony Life is expected to be operational early in 2008, subject to final agreement and regulatory licensing and approval.

"We are very excited by the prospect of combining our expertise and skills with the highly-respected brand and distribution strength of Sony Life," said AEGON Chairman and CEO Donald J. Shepard. "The Japanese market presents a significant opportunity for companies that are able to develop innovative products and services that can effectively respond to the developing need. Together we look forward to building a platform that will be the basis for ongoing collaboration in the years ahead."

"Sony Life believes that, along with life insurance products, individual annuity insurance products will be another core pillar of Sony Life's "life planning" principle given the aging population. In pursuing our commitment as a life insurance company to protect customers throughout their lives, Sony Life has decided to establish the new company with a reputed and experienced player like AEGON in order to enhance our capability to offer cutting-edge annuity products to the customers promptly," said Sony Life President, Taro Okuda.

The annuity market in Japan has been rapidly growing, driven by variable annuity products following the deregulation of sales through banks in 2002. Variable annuity assets totaled over JPY 10 trillion (USD 85 billion) at the end of March 2006, and the sales were nearly JPY 2 trillion (USD 17 billion) in the 1st half of fiscal year of 2006 (April - September 2006). It is generally anticipated that demand for variable annuity products in Japan will continue to be strong.

Outline of the New Company
Corporate name: To be discussed
Headquarters: Tokyo, Japan (planned)
Initial capitalization: approximately JPY 20 billion (100% basis)
Corporate establishment: Within 2007
Launch of sale: Q1, 2008
Equity ownership: Sony Life 50%, AEGON 50%
Management: Co-managed via 2 representative directors (one from Sony Life and the other from AEGON)
Number of employees: About 60 persons (at the launch of sale)

ABOUT AEGON

AEGON is one of the world's largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers its local business units to identify and provide products and services that meet the evolving needs of its customers, using distribution channels best suited to their local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON's three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, India, Taiwan, Czech Republic, Hungary, Poland, Slovakia and Spain.

AEGON is a leading provider of variable annuity products in the Americas with USD 5 billion in sales as reported in the first nine months of 2006 and over USD 50 billion in variable annuity balances as of September 30, 2006. AEGON aims to transfer products and expertise across its various markets and is in the process of introducing variable annuity products in Europe, based on the success of product features initially introduced in the US market.

ABOUT Sony Life

Sony Life Insurance Co., Ltd., is a wholly owned subsidiary of Sony Financial Holdings Inc. and accounts for the major portion of the Sony Financial Holdings Group in terms of history and scale of business. Sony Life was the first company in Japan which introduced the "Lifeplanner(R) system"- providing optimal life insurance products tailored to the specific needs of each and every customer based on consulting expertise by Lifeplanner(R) sales employees who possess advanced financial knowledge and abundant experience. Customers' satisfaction from this approach has enabled Sony Life to continue expanding its business each year since it began operations. Sony Life has requested ratings from several agencies to help customers make objective decisions concerning its ability to finance insurance and pay claims and benefits. Standard & Poor's has assigned Sony Life an A+ rating and describes the Company as offering "strong" insurer financial strength. Moody's Investors Service has assigned an Aa3 rating and describes the Company as offering excellent financial security (both as of June
2006).

Profile (as of the end of September 2006 and in Japanese statutory accounting principle unless otherwise stated):
      Establishment: August 1979
      Capitalization: JPY 65 billion
      Employees: 5,264 (including 3,804 Lifeplanner(R))
      Total assets: JPY 3,204 billion
      Insurance policy in force: JPY29,674 billion (the sum of individual life insurance and individual annuities)
      Income from insurance premiums and others: JPY290 billion (in the 1st half of the year of FY 2006)
      Fiscal year: April 1 to March 31

("Lifeplanner" is a registered trademark of Sony Life Insurance Co., Ltd.)

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as 'believe', 'estimate', 'target', 'intend', 'may', 'expect', 'anticipate', 'predict', 'project', 'counting on', 'plan', 'continue', 'want', 'forecast', 'should', 'would', 'is confident' and 'will' and similar expressions as they relate to AEGON and/or Sony Life are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Neither AEGON nor Sony Life undertakes any obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

Changes in the performance of financial markets, including emerging markets, including:

     The frequency and severity of defaults by issuers in AEGON's and/or Sony Life's fixed income investment portfolios; and

     The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities AEGON and/or Sony Life hold(s);

The frequency and severity of insured loss events;

Changes affecting mortality, morbidity and other factors that may affect the profitability of AEGON's and/or Sony Life's insurance products;

Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

Changes in laws and regulations, particularly those affecting AEGON's and/or Sony Life's operations, the products AEGON and/or Sony Life sell(s) and the attractiveness of certain products to consumers;

Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON and/or Sony Life operate(s);

Acts of God, acts of terrorism, acts of war and pandemics;

Changes in the policies of central banks and/or governments;

Litigation or regulatory action that could require AEGON and/or Sony Life to pay significant damages or change the way AEGON and/or Sony Life do(es) business;

Customer responsiveness to both new products and distribution channels;

Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for AEGON's and/or Sony Life's products;

AEGON's and/or Sony Life's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

The impact on AEGON's and/or Sony Life's reported financial results and financial condition as a result of the adoption of International Financial Reporting Standards.